ENABLE MIDSTREAM PARTNERS, LP

One Leadership Square

211 North Robinson Avenue, Suite 950

Oklahoma City, Oklahoma 73102

February 21, 2014

Via EDGAR and Fedex

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Washington, D.C. 20549

Attn:	Mara L. Ransom, Assistant Director
Division of Corporation Finance

Re:	Enable Midstream Partners, LP
Amendment No. 1 to Registration Statement on Form S-1
Filed January 21, 2014
File No. 333-192542

Ladies and Gentlemen:

Set forth below is the response of Enable Midstream Partners, LP, a Delaware limited partnership (“we” or the “Partnership”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 6, 2014 with respect to the Partnership’s Registration Statement on Form S-1 initially filed with the Commission on November 26, 2013, File No. 333-192542 (as amended, the “Registration Statement”).

Concurrently with the submission of this letter, the Partnership has filed through EDGAR Amendment No. 2 to the Registration Statement (“Amendment No. 2”). For your convenience, we have hand delivered five copies of this letter, as well as five copies of Amendment No. 2 marked to show all changes made since the filing of Amendment No. 1 to the Registration Statement.

For your convenience, our response is prefaced by the exact text of the Staff’s corresponding comment in bold text.

Securities and Exchange Commission

February 21, 2014

Index to Financial Statements

Enable Midstream Partners, LP

Combined Statements of Income, page F-13

1.	ASC 260-10-15-2 requires the presentation of EPS by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of certain securities in a public market. Based on this guidance, as you intend to update your historical financial statements for the year ended December 31, 2013, please confirm you will include historical EPS for relevant periods of Enable Midstream Partners LP.

Response: We acknowledge the Staff’s comment and confirm that we have revised the Registration Statement to include historical EPS for relevant periods. Please see page F-16 of Amendment No. 2.

Securities and Exchange Commission

February 21, 2014

If you have any questions with respect to the foregoing response or require further information, please contact the undersigned at (405) 525-7788, Gerald M. Spedale of Baker Botts L.L.P. at (713) 229-1734 or Robert J. Joseph of Jones Day at (312) 269-4176.

Very truly yours,

ENABLE MIDSTREAM PARTNERS, LP

By:	Enable GP, LLC, its general partner

By:	/s/ Lynn L. Bourdon, III
Lynn L. Bourdon, III President and Chief Executive Officer

Enclosures

CC:	Dietrich A. King, Securities and Exchange Commission
Jennifer Lopez-Molina, Securities and Exchange Commission
Jarrett Torno, Securities and Exchange Commission
Jennifer Thompson, Securities and Exchange Commission
Gerald M. Spedale, Baker Botts L.L.P.
Jason A. Rocha, Baker Botts L.L.P.
Robert J. Joseph, Jones Day
Sean T. Wheeler, Latham & Watkins LLP
Ryan J. Maierson, Latham & Watkins LLP